Form 51-102F3
MATERIAL CHANGE REPORT

ITEM 1           Reporting Issuer

ViRexx Medical Corp.
8223 Roper Road
Edmonton, Alberta T6E 6S4

ITEM 2           Date of Material Change

                        February 15, 2007

ITEM 3           News Release

News Release dated February 16, 2007 was issued and disseminated on February 16, 2007 through the services of CCN Matthews and filed that same date on SEDAR.

ITEM 4           Summary of Material Change

ViRexx Medical Corp. (“ViRexx”) announced a change to its Board of Directors and a 13D filing.

ITEM 5           Full Description of Material Change

ViRexx announced that effective February 15, 2007, Michael Marcus of Austin, Texas, resigned from the Board of Directors.

ViRexx has become aware that a Schedule 13D dated February 12, 2007, was filed with the United States Securities and Exchange Commission on February 14, 2007 by a Bahamian company, Smetek, Van Horn & Cormack, Inc.  The Schedule 13D states that on February 10, 2007 the holders of 19,155,595 common shares of ViRexx, purportedly representing 27.23% of the issued and outstanding shares held a telephone conference and agreed to take action to recommend a change in the majority of the Board of Directors of ViRexx.

ITEM 6           Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

                        None

ITEM 7           Omitted Information

                        Not Applicable

ITEM 8           Executive Officer

                        Marc Canton
                        President and Chief Operating Officer
                        Phone:  (780) 989-6717

ITEM 9           Date of Report

                        February 19, 2007